Exhibit 4.3

Agreement number:

Yankuang Group Corporation Limited

and

Yanzhou Coal Mining Company Limited

Relating to

Equity Transfer Agreement of

100% of the Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd.

Shandong, PRC

CONTENTS

Clause 1	Definition	5

Clause 2	Target Company	10

Clause 3	Transfer of the Target Equity	10

Clause 4	Transfer Price of Target Equity	10

Clause 5	Payment of the Transfer Consideration of Target Equity	11

Clause 6	Target Equity Settlement	11

Clause 7	Profit and Loss during the Transition Period	12

Clause 8	Maintenance of Normal Operation and Management of the Target Company	13

Clause 9	Representations, Warranties and Undertakings of the Transferor	13

Clause 10	Representations, Warranties and Undertakings of the Transferee	17

Clause 11	Personnel Settlement	17

Clause 12	Handling of Creditor’s Rights and Debts	18

Clause 13	Burden of Fees	18

Clause 14	Effectiveness of the Agreement	18

Clause 15	Obligations before the Completion of the Transaction	19

Clause 16	Amendment and Revocation of the Agreement	20

Clause 17	Termination of the Agreement	21

Clause 18	Notices	21

Clause 19	Confidentiality	22

Clause 20	Liability for Default	23

Clause 21	Applicability of Laws and Settlement of Disputes	24

Clause 22	Change of Laws	24

Clause 23	Miscellaneous	24

The Equity Transfer Agreement between Yankuang Group Corporation Limited and Yanzhou Coal Mining Company Limited in relation to 100% of the Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd. is entered into on 27 of July, 2015 in Zoucheng City, Shandong Province, the People’s Republic of China by the following parties:

Transferor:     Yankuang Group Corporation Limited

    Address: 298 South Fushan Road, Zoucheng City

    Legal representative: Li Xiyong

Transferee:     Yanzhou Coal Mining Company Limited

    Address: 298 South Fushan Road, Zoucheng City, Shandong Province

    Legal representative: Li Xiyong

(The above Transferor and Transferee shall be collectively referred to as the “Parties”, and individually the “Transferor”, the “Transferee” or a “Party”)

Whereas:

1.	Yankuang Donghua Heavy Industry Co., Ltd. (hereinafter referred to as “Donghua Heavy Industry” or the “Target Company”) is a company with limited liability legally established and validly subsisting under the laws of the PRC, with the registered capital of RMB370,568,000. Its scope of business includes: design, manufacturing, installation, maintenance and sales of mining equipment, mechanical and electrical equipment, hydraulic support, belt conveyors, scraper conveyors, rubber and plastic products, flame retardant and non-flame retardant cables, power distribution devices and mining equipment with an inert gas generator; sales of crafts (excluding gold and silver products); house and equipment leasing; and sales of metallic materials.

2.	Yankuang Group Corporation Limited (hereinafter referred to as “Yankuang Group” or the “Transferor”) is a wholly stated-owned company legally established and validly subsisting under the laws of the PRC, with the registered capital of RMB3,353,388,000. Its scope of business includes: publication of periodicals, installation, opening, maintenance and sales of devices of cable broadcasting and television; value-added telecommunication services within the approval scope of licence; contracting of foreign construction projects which are compatible to the capability, scale and results within the approval scope of the qualification certificate for contracting of foreign construction projects, and the external sending of labors required for conducting the above foreign construction projects; (the following can only be operated by branch companies): mining, washing and sales of coals; comprehensive utilization of residual heat of thermoelectric, heating and power generation; road transport; woodworking; installation and maintenance of water and heat pipes; catering, hostel, swimming, cosmetic and salon and entertainment services; sales of tobacco, alcohol, sugar and tea. (The validity periods of the above items shall be subject to the licence). Advertising business; sales of electrical products, clothing, textiles and rubber products; import and export business within the scope of filing; landscaping; house and equipment leasing; coal, coal chemical and coal-power-aluminum technology development services; (the following can only be operated by branch companies): production and sales of construction materials and ammonium sulfate (white crystalline powder); manufacturing, installation, maintenance and sales of mining equipment, mechanical and electrical equipment, complete set of equipment and spare parts; decoration and refurbishment; installation, maintenance and sales of electrical equipment; processing and sales of general parts and mechanical accessories; sewage treatment; real estate development, property management; sales of daily necessities, crafts, metal materials and gas equipment; transportation of railway freight (self-supplied in the district). Yankuang Group holds 100% equity interest in Donghua Heavy Industry.

3.	Yanzhou Coal Mining Company Limited (hereinafter referred to as “Yanzhou Coal” or the “Transferee”) is a joint stock company with limited liability legally established and validly subsisting under the laws of the PRC. Its publicly issued shares were listed in Hong Kong Stock Exchange and Shanghai Stock Exchange (the stock codes are 1171 and 600188, respectively) on 1 April 1998 and 1 July 1998, respectively, with the registered capital of RMB4,918,400,000. Its scope of business includes: mining and sales of coal (of which the export should be carried out through companies with coal export right according to the existing state regulations); transportation of goods through self-owned railway within the mining area; transportation of goods through highway; operation of ports; manufacturing, sales, leasing, maintenance, installation and dismantlement of machinery and equipment in the mine; production and sales of other mining materials; sales and leasing of electrical equipment and sales of related accessories; sales of metallic materials, mechanical and electrical products, construction materials, timber and rubber products; integrated science and technology services of coal mining; property development within the mining areas, property leasing and provision of services related to dining and accommodation; production and sales of coal slacks series of construction materials; sales of coke and iron ore; import and export of goods and technology; warehousing (excluding hazardous chemicals); automobile repairs; labor dispatch; property management services; landscaping; sewage treatment; heat supply.

4.	Yankuang Group intends to fully transfer the 100% equity interest in Donghua Heavy Industry held by it to Yanzhou Coal, and Yanzhou Coal agrees to accept the 100% equity interest in Donghua Heavy Industry to be transferred to it.

NOW, THEREFORE, pursuant to the Company Law of the People’s Republic of China, the Contract Law of the People’s Republic of China, the Law on the State-Owned Assets of Enterprises of the People’s Republic of China and other relevant laws and regulations, Yankuang Group and Yanzhou Coal, through amicable negotiation, hereby reach the following agreement with respect to the transfer of the 100% equity interest in Donghua Heavy Industry held by Yankuang Group to Yanzhou Coal for mutual observance:

Clause 1 Definition

In the Agreement, unless the context otherwise specifies, the following words have the meanings set forth below:

Agreement	means	the Equity Transfer Agreement between Yankuang Group Corporation Limited and Yanzhou Coal Mining Company Limited in relation to 100% of the Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd. entered into between the Parties on 27 July 2015.

Transferor/ Yankuang Group	means	Yankuang Group Corporation Limited.

Transferee/ Yanzhou Coal	means	Yanzhou Coal Mining Company Limited.

Target Company/ Donghua Heavy Industry	means	Yankuang Donghua Heavy Industry Co., Ltd.

Target Equity	means	the 100% equity interest in Donghua Heavy Industry held by Yankuang Group.

Transfer Price of Target Equity	means	the transfer price of the Target Equity determined in accordance with clause 4 hereof.

Transfer Consideration of Target Equity	means	the transfer consideration of Target Equity payable by the Transferee to the Transferor in accordance with clause 5 hereof, which is equal to the Transfer Price of Target Equity.

Equity Transfer/ Transaction	means	the transfer of the Target Equity to the Transferee by the Transferor, and the acceptance of the Target Equity by the Transferee, both in accordance with the terms and conditions as stipulated in the Agreement.

Completion of the Transaction	means	the relevant matters of the Transaction being fully completed, including without limitation: (1) the registration by the Transferee as the sole shareholder of the Target Company with the Registration Authority; and (2) the filing and registration by the Registration Authority of the articles of association of the Target Company after corresponding amendments are made, and the issue of the modified business licence to the Target Company in respect of the Transaction.

Completion Date of the Transaction	means	the date on which the Transaction is completed.

Valuation Institution	means	Beijing China Enterprise Appraisals Co. Ltd. (北京中企华资产评估有限责任公司)

Asset Valuation Report	means	the Valuation Report of the Entire Shareholder’s Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd. in respect of the Project of the Proposed Transfer of the Entire Equity Interest in Yankuang Donghua Heavy Industry Co., Ltd. Held by Yankuang Group Corporation Limited (Zhong Qi Hua Ping Bao Zi (2015) No. 3546), which was issued by the Valuation Institution for the purpose of the Equity Transfer.

Valuation Date	means	the date of valuation set out in the Asset Valuation Report which serves as the basis for the determination of the Transfer Consideration of Target Equity, i.e. 31 December 2014.

Date of Agreement	means	the date on which the Agreement is duly signed and sealed by both Parties.

Agreement Effective Date	means	the date on which all conditions for the effectiveness set out in clause 14.1 hereof are satisfied, and the last consent or approval stated in such clause is obtained shall be the Effective Date.

Settlement	means	the settlement procedures as provided in clause 6 hereof.

Settlement Date	means	the last day of the calendar month of the Agreement Effective Date (provided that if such day is not a Working Day, extend to the next following Working Day).

Transitional Period	means	the period from the Valuation Date to the Settlement Date (excluding the Settlement Date).

PRC	means	the People’s Republic of China, (for the purpose of the Agreement and except specifically agreed, excluding Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region).

Laws	means	the laws, administrative regulations, local regulations, rules, regulatory documents, judgments, injunctions, orders or other legal requirements publicly promulgated by any court or other competent government organization(s) (as enacted and became effective from time to time).

Articles of Association	means	the Articles of Association of Yankuang Donghua Heavy Industry Co., Ltd. in effect as of the Date of Agreement and all the previous amendments to the Articles of Association.

Business Licence	means	the business licence of Donghua Heavy Industry currently in force and its business licence as modified from time to time.

Intellectual Property Rights	means	patents, trademarks, copyrights for works, copyrights, rights to designs, rights to trademarks or trade names or rights to internet domain names, rights to graphs and database, rights to confidential information (whether registered or not, and including the application for any such rights) and any other intellectual property rights with the same or similar nature elsewhere in the world.

Encumbrance	means	any mortgage right, pledge right, lien, adverse claim or other third party rights.

Related Party	means	with respect to any enterprise or natural person, “Related Party” includes the related enterprises and related natural persons of a subject or natural person, the scope of which shall be referred to the applicable provisions in the Accounting Standards for Enterprises No. 36 – Disclosure of Related Parties.

Representations, Warranties and Undertakings of the Transferor	means	has the meaning as described in clause 9.

Representations, Warranties and Undertakings of the Transferee	means	has the meaning as described in clause 10.

Government Organization	means	any national, provincial, regional, municipal, local or other level of government organization, legislative body, administrative or regulatory authority, organization, institution, committee or other similar entity (including any of its branches, departments) or any successor entity of the PRC.

Registration Authority	means	the Administration for Industry and Commerce of Zoucheng City.

Material Adverse Effect	means	with respect to a Party, any event or circumstance of such Party that individually results in a decrease of net assets of such Party, which account for 10% of the net assets at the end of the audited combined financial and accounting reporting period of the latest accounting year, or the failure of such Party to conduct its business in the manner as applicable on the Date of Agreement, but it does not include the following events or circumstances: (1) change of accounting standards; or (2) act or omission to act on the part of a Party expressly permitted by the transactions contemplated in the Agreement or any other transaction documents.

Transaction Documents	means	the Agreement and the Articles of Association (as amended).

Force Majeure	means	all events that are beyond the control of, unforeseeable, or foreseeable but unavoidable by any Party, including without limitation fire, flood, typhoon, tsunami, earthquake, act of war, etc.

Change of Laws	means	the national and any government organization of the PRC promulgates and implements new applicable laws, mandatory regulatory documents or written instructions after the execution of the Agreement, or makes any amendment, repeal or re-interpretation of laws, mandatory regulatory documents or written instructions applicable before the execution date.

Day	means	a calendar day.

Working Day	means	any day other than a Saturday, Sunday and statutory holiday of the PRC.

Calculation of Period	means	if any action or measure is intended to be made according to the Agreement before, during or after a particular period, in calculating such period, the date, being the base date in respect of the calculation of such period, should be excluded. If the last day of such period is a non-Working Day, the termination of such period should be extended to the next following Working Day.

RMB	means	Renminbi.

Clause 2 Target Company

2.1	The Transferor undertakes and warrants that the Target Company is a company with limited liability legally established and validly subsisting, and its 100% equity interest is legally held by the Transferor.

2.2	Both Parties confirm that the Valuation Institution with statutory assessment qualification has conducted an asset valuation on the Target Company, and issued the Asset Valuation Report with 31 December 2014 as the Valuation Date. Both Parties reach all the terms of the Agreement on the basis of the valuation result set out in the Asset Valuation Report.

Clause 3 Transfer of the Target Equity

3.1	As of the Date of Agreement, the Transferor holds 100% equity interest of the Target Company. The Transferor agrees to transfer the Target Equity to the Transferee, and the Transferee agrees to accept the Target Equity, both in accordance with the terms and conditions as stipulated in the Agreement. From the Settlement Date, the Transferee shall become the sole shareholder of the Target Company and the Transferor shall cease to hold any equity interest in the Target Company.

3.2	The Transferor undertakes that, from the Date of Agreement up to the Settlement Date, any equity interest in the Target Company held by the Transferor shall be free from any Encumbrance; and as at the Settlement Date, any equity interest in the Target Company held by the Transferee shall be free from any Encumbrance.

Clause 4 Transfer Price of Target Equity

4.1	Both Parties agree and confirm that the assessed value of the Target Equity as at the Valuation Date, as set out in the filed Asset Valuation Report, was RMB667,497,000.

4.2	Based on the assessed value of the Target Equity, taking into account the financial performance of the Target Company for January to June 2015, both Parties agree and confirm to add RMB8,548,800 on top of the assessed value, the Transfer Price of the Target Equity shall be RMB676,045,800.

Clause 5 Payment of the Transfer Consideration of Target Equity

5.1	Both Parties agree and confirm that, the Transferee shall on the Settlement Date pay the Transfer Consideration of Target Equity, which is equal to the Transfer Price of Target Equity under clause 4.2 hereof, by way of a one-off cash payment to the designated bank account of the Transferor.

5.2	Both Parties confirm that once the Transferee has completed the payment of the Transfer Consideration of Target Equity in accordance with clause 5.1 hereof, the payment of all consideration required for its obtainment of the Target Equity under the Agreement is completed.

Clause 6 Target Equity Settlement

6.1	Both parties agree and confirm that, both parties shall start to carry out Target Equity Settlement from the Agreement Effective Date, including but not limited to:

(1)	The Transferor transferring to the Transferee the documents, information, seals, etc. in relation to the Target Company and Target Equity kept and managed by it;

(2)	The Transferor urging the Target Company to amend the register of members, Articles of Association of the Target Company in accordance with the Agreement, and to complete registration and filing processes with relevant industrial and commercial administration;

(3)	The Transferor urging the board and management of the Target Company it delegated to transfer their duties and relevant documents, information, seals, etc. to the board and management of the Target Company delegated by the Transferee.

6.2	The Transferee shall submit evidence to the Transferor on the Settlement Date to prove that it has deposited the Target Equity Transfer Price into the designated bank account of the Transferor, the Transferor shall submit to the Transferee the certificate relating to shareholders’ capital contribution issued by the Target Company to the Transferee.

6.3	Both parties agree and confirm that, the corresponding rights and responsibilities of the Target Equity shall transfer to the Transferee from the Settlement Date, i.e. the Transferee will become the sole shareholder of the Target Company from the Settlement Date and is entitled to all shareholders’ rights and shall assume corresponding shareholders’ responsibilities required by laws and regulations and the Articles of Association according to law.

6.4	Both parties agree and confirm that, the Transferor shall complete the registration of the transfer of equity to the Transferee with the registration authority within 30 Working Days after the Settlement Date, and complete the filing processes for the directors and supervisors delegated by the Transferee with relevant industrial and commercial administration;

6.5	The Transferor shall use its best endeavors to procure the Target Company to complete the registration and filing processes for the change of equity, change of the board and management, etc. in relation to the Transaction with the registration authority as soon as possible, the Transferee shall offer reasonable assistance and cooperation.

Clause 7 Profit and Loss during the Transition Period

7.1	Both parties have agreed and confirmed that, the Target Equity Transfer Price has taken into account the increase in net assets of the Target Company from January to June 2015, the increase in net assets of Target Company as a result of profit realization or the decrease in net assets as a result of operating loss during the period from 1 July 2015 to the Settlement Date will be enjoyed or assumed by the Target Company, and the Target Equity Transfer Price will not be further adjusted accordingly.

7.2	After the Settlement Date, if necessary, an audit authority will be engaged to audit the financial condition of the Target Company for the period from January to June 2015, if the audited amount of increase in net assets of the Target Company from January to June 2015 is less than RMB8,548,800, the difference will be compensated by the Transferor to the Transferee.

Clause 8 Maintenance of Normal Operation and Management of the Target Company

Both parties have agreed that, from the Date of Agreement up to the Settlement Date, the Target Company and its subsidiaries shall maintain normal operation and management, and the Transferor warrants that, during this period, Target Company and its subsidiaries will not make or carry out significant adjustment to and disposal of the operations, assets and personnel. In case there are significant changes other than normal operating activities, the Transferor shall inform the Transferee the aforesaid changes in writing immediately.

Clause 9 Representations, Warranties and Undertakings of the Transferor

9.1	Save as disclosed by the Transferor and/or the Target Company to the Transferee before the Date of Agreement, throughout the period from the Date of Agreement up to the Date of Completion of the Transaction, the Transferor, for itself, makes the following representations, warranties and undertakings as stated under this clause to the Transferee (however, for warranty with another specifically mentioned time or period, such other time or period specifically mentioned shall prevail):

（1）	The Transferor is a company with limited liability legally established and validly subsisting under the PRC law, and has the status of an independent legal person according to the PRC law.

（2）	The Transferor has the power and authority to sign and perform the Agreement, all the formalities, including but not limited to authorization, approval, internal decision making, etc., necessary for its execution of the Agreement, have been legally and validly obtained and will not be withdrawn.

（3）	The execution and performance of the Agreement will not: (a) violate the constitutive documents of the Transferor currently in effect, or (b) violate any laws of the PRC, or (c) violate any legally-binding contract or agreement to which the Transferor is a party, or (d) result in the counterparty to the agreement or arrangement already signed by the Transferor being able to assert the release of its obligations or obtain other claims.

（4）	The Transferor is required to perform the legal procedures in relation to state-owned equity transfer in accordance with the requirements of the supervision and administration of state-owned equity transfer.

9.2	Save as disclosed by the Transferor and/or the Target Company to the Transferee before the Date of Agreement, throughout the period from the Date of Agreement up to the Date of Completion of the Transaction, the Transferor, for the Target Company and Target Equity, makes the following representations, warranties and undertakings as stated under this clause to the Transferee (however, for warranty with another specifically mentioned time or period, such other time or period as specifically mentioned shall prevail):

(1)	The Transferor is a legal shareholder of the Target Company, holds 100% equity interest in the Target Company legally and validly, and without any encumbrances. The Transferor has legal, valid and complete ownership and right of disposition in respect of the Target Equity under the Agreement, and the Target Equity is free from any encumbrances.

(2)	The execution and performance of the Agreement will not: (a) violate the constitutional documents of the Target Company currently in effect, or (b) violate any laws of the PRC, or (c) violate any legally-binding contract or agreement to which the Target Company is a party, or (d) result in the counterparty to the agreement or arrangement already signed by the Target Company being able to assert the release of its obligations or obtain other claims.

(3)	Saved as disclosed to the Transferee, the Target Company does not violate the laws, regulations and regulatory documents currently in force in the PRC, nor is it subject to any administrative penalty decision or any judgment or ruling of any court or arbitration authority which has a material adverse effect on its production and operation.

(4)	Save as disclosed to the Transferee, the Target Company is not facing or potentially facing any major litigation, claim, arbitration, administrative proceeding or other legal proceeding and contingent liability, and has fully paid all the taxes required to be paid on and prior to the Date of Agreement in accordance with the PRC laws, and warrants that it will fully pay all the taxes required to be paid by it from the Date of Agreement to the Settlement Date in accordance with the PRC laws.

(5)	The financial information, operational information, shareholding structure and shareholders’ information in relation to the Target Company provided to the Transferee by the Transferor and the Target Company and held by the intermediary engaged by the Transferor and the Transferee for the purpose of the Equity Transfer is true, accurate and complete, and does not contain any false information, material omission or misleading statement.

(6)	Save as the asset defects disclosed to the Transferee, the Target Company is entitled to legal ownership and right of use in respect of its own assets, all relevant certificates and documents are in good order and without defect, and the aforesaid ownership and right of use is free from any security or other form of encumbrance or third party interest.

(7)	The Target Company has disclosed to the Transferee a complete and accurate list of business intellectual property rights. The Target Company legally owns all the rights and interests in these business intellectual property rights, and they are free from any encumbrances. The Target Company and subsidiaries have legally obtained the right to use the intellectual property rights of third parties which they are currently using, and there is not any breach of intellectual property rights of third parties.

(8)	The Target Company and subsidiaries comply with all the PRC laws relating to employees in all respects, and have maintained social insurance (including but not limited to basic endowment insurance, basic medical insurance, work-related injury insurance, maternity insurance and unemployment insurance) and housing provident fund for their employees according to the requirements of applicable laws of the PRC. The Target Company and subsidiaries do not have any equity incentive scheme and/or share option scheme, and no loans granted by the Target Company and subsidiaries to their employees are outstanding.

(9)	The Target Company and/or subsidiaries are not subject to any insolvency and other situations which may lead to dissolution or liquidation, and there is no dissolution or liquidation procedure, and no distress warrant, seizure warrant, garnishee order, execution or other legal procedures targeting all or any part of the property, assets and/or operating entities of the Target Company and/or subsidiaries has been made or applied.

9.3	The Transferor undertakes to take necessary measures to cooperate with the Target Company and its subsidiaries and/or the Transferee, in handling the formalities for permits, licenses, property ownership certificates and property leases required for their normal construction, operation and production, to ensure that there is no legal impediment in the transfer of relevant assets and registration of property rights, change of name on licenses, transfer of creditor’s rights and debts, handover of personnel, execution of property tenancy contracts, and undertakes to complete the formalities as soon as possible after the Agreement becomes effective. The Transferor undertakes that, if the Target Company suffers any loss as a result of failure in completing or timely completing any of the aforesaid, the Transferor will make a full compensation.

9.4	The Transferor undertakes that, the patents set out in attachments I, II, III of the Agreement are free from pledge or third party interest, and can be transferred according to law.

The Transferor agrees to transfer the patents set out in attachment I of the Agreement to Yankuang Group Zoucheng Jintong Rubber Co., Ltd. (兖矿集团邹城金通橡胶有限公司) (hereinafter referred to as “Jintong Company”), a holding subsidiary of the Transferee at nil consideration, agrees to transfer the patents set out in attachment II of the Agreement to the Target Company at nil consideration, and agrees to transfer the patents set out in attachment III of the Agreement to Yankuang Group Dalu Machinery Co., Ltd. (兖矿集团大陆机械有限公司) (hereinafter referred to as “Dalu Machinery”), a holding subsidiary of the Transferee at nil consideration. The Transferor agrees to complete the formalities for the transfer of the patents set out in attachments I, II and III of the Agreement within three months after the Agreement becomes effective. In the event that the competent patent authority makes requests such as signing a separate patent transfer agreement in respect of the transfer of patents set out in attachments I, II and III, the Transferor agrees to use its best endeavors to enter into the relevant patent transfer agreement with the Transferee and complete the transfer formalities.

9.5	The Transferor undertakes that, it will sign a land lease agreement, pursuant to which, it will lease the relevant land use rights of its original allocated land to the Target Company and/or the corresponding subsidiaries.

9.6	The Transferor undertakes that, if the occurrence of any situation after the Date of Agreement will cause the representations, warranties and undertakings of the Transferor to become untrue, inaccurate or misleading in any respect, it shall notify the Transferee immediately in writing.

Clause 10 Representations, Warranties and Undertakings of the Transferee

10.1	Save for the conditions disclosed by the Transferee to the Transferor before the Date of Agreement, throughout the period from the Date of Agreement to the Date of Completion of the Transaction, the Transferee makes the representation and warranties as stated below in this clause to the Transferor (however, for any representation or warranty which specifically involves another time or period, the other time or period specifically mentioned shall prevail).

10.2	The Transferee is a joint stock company with limited liability legally established and validly subsisting under the laws of the PRC, and has the status of an independent legal person according to the laws of the PRC.

10.3	The execution and performance of the Agreement will not violate or conflict with any clause of the articles of association of the Transferee or other organizational rules, will not violate any agreement or contract entered into between the Transferee and other third parties, and will not violate any legal provisions.

10.4	The Transferee conducted prudent due diligence on the Target Company and Target Equity, is aware of and understands the information related to the Equity Transfer, including but not limited to the subject qualification of the Transferor, the relevant condition of the Target Company, the relevant records, information and evidence of the Target Equity.

10.5	The Transferee undertakes that, if the occurrence of any situation after the Date of Agreement will cause any of its representation, warranty and undertaking to become untrue, inaccurate or misleading in any respect, it shall notify the Transferor immediately in writing.

Clause 11 Personnel Settlement

Both parties agree that, after the Settlement Date, the contractual relationship of labor of the Target Company’s employees will not change as a result of the Equity Transfer. The Target Company will continue to perform the labor contracts it entered into with the employees and other relevant personnel, and the labor and social insurance relationship of such employees and personnel will remain in the Target Company.

Clause 12 Handling of Creditor’s Rights and Debts

Both parties confirm and agree that, after the Settlement Date, the creditor’s rights, debts and other contingent liabilities of the Target Company will continue to be enjoyed or assumed by the Target Company.

Clause 13 Burden of Fees

13.1	Unless provided by laws and regulations or otherwise agreed between both Parties to the Agreement, both Parties shall bear their own statutory and other fees, charges and expenses arising from or in connection with the negotiation, drafting or completion of the Agreement and all matters contemplated under the Agreement.

13.2	In respect of taxes which may be incurred in relation to the execution and performance of the Agreement and the completion of transactions under the Agreement by both Parties, if they are required by laws and administrative regulations, they will be handled by both Parties to the Agreement in accordance with the requirements.

Clause 14 Effectiveness of the Agreement

14.1	Both parties agree and confirm that, the Agreement will become effective on the date on which all the following conditions are satisfied, and the date on which the last agreement, approval or waiver stated in such clause is obtained shall be the Effective Date:

(1)	the Agreement being signed by the legal representatives of both parties or their authorized representatives and affixed with the respective company seals;

(2)	the Target Equity Transfer having obtained all necessary consents or approvals, including:

(a)	the approval of regulatory authorities of state-owned assets or their authorized units on the transfer of the Target Equity;

(b)	filing of the valuation results of the Target Equity by regulatory authorities of state-owned assets or their authorized units;

(c)	the approval of the board of the Transferor;

(d)	the approval of the board of the Transferee.

14.2	Both Parties agree and confirm that both Parties shall cooperate proactively, in order to fulfill all the aforesaid conditions as soon as possible.

Clause 15 Obligations before the Completion of the Transaction

15.1	Upon a written request by the Transferee, the Transferor should inform the Transferee in a timely manner any changes in the share capital structure, financial condition, assets, liabilities, business, prospects or operations of the Target Company which have a material adverse effect on the Target Company.

15.2	From the Date of Agreement to the Completion Date of the Transaction, the Transferor should ensure the Target Company and the subsidiaries, as continuing entities, operate their existing businesses in the ordinary and normal course of business, and their nature, scope and manner shall not be interrupted or changed, and should adopt sound business principles in compliance with those applied before the Date of Agreement.

15.3	The Transferor undertakes that, without the prior written consent of the Transferee, from the Date of Agreement to the Completion Date of the Transaction, the Transferor will not agree or procure the Target Company to or through the Target Company agree or procure the subsidiaries to carry out any of the matters below, and warrants that the Target Company and the subsidiaries will not carry out any of the matters below during this period:

(1)	to increase, divide, decrease, reorganize or otherwise change its registered capital or grant the options or subscription right to any principal to subscribe for its registered capital, or make any undertaking in this regard;

(2)	to announce, distribute or pay any dividend or other distributions to its shareholders;

(3)	to make equity investment in any company;

(4)	to borrow any amount in addition to the approved annual borrowing plan, or create any encumbrance on any asset, or provide loans to any principal outside its principal activities;

(5)	to enter into any agreement or arrangement with its Related Parties not based on market rate or reasonable cost-plus pricing principle, or to enter into any agreement or arrangement for other businesses outside the businesses listed in its existing scope of business;

(6)	to enter into any contract or agreement with the amount of subject over RMB1 million (or the equivalent amount in another currency) outside normal operating activities;

(7)	to acquire or dispose of any business or asset with a value over RMB1 million (or the equivalent amount in another currency) outside normal business;

(8)	to enter into any agreement, contract, arrangement or transaction which will have a Material Adverse Effect on it.

Clause 16 Amendment and Revocation of the Agreement

16.1	Both Parties agree and confirm that when both Parties unanimously consent prior to the Completion of the Transaction, they may amend or revoke the Agreement.

16.2	Prior to the Completion of the Transaction, the relevant party may revoke the Agreement in any of the following events:

(1)	where the objectives of the Agreement cannot be realized due to force majeure or by any reason for which any Party should not be claimed, a Party may withdraw the Agreement after giving a written withdrawal notice to the other Party;

(2)	where the court accepts a bankruptcy application against the Transferor, Target Company or Transferee, or its registration is revoked, its business licence is revoked, or it is ordered to closed down, or it loses the actual performance capacity due to other reasons, a Party may revoke the Agreement after giving a written notice to the other Party;

(3)	where any of the representations, warranties and undertakings of the Transferor is found to be false, inaccurate or misleading in any material aspects, or the Transferor significantly breaches the obligations hereunder at any time prior to the Completion of the Transaction, which causes the Target Company to suffer from Material Adverse Effects, the Transferee would have the right to revoke the Agreement through a written notice to the Transferor. However, the Transferee’s non-exercise of the right does not represent a waiver of any other rights arising from the Transferor’s breach of its representations, warranties and undertakings or the Transferor’s breach of obligations hereunder.

(4)	where any of the representations, warranties and undertakings of the Transferee is found to be false, inaccurate or misleading in any material aspects, or the Transferee significantly breaches the obligations hereunder at any time prior to the Completion of the Transaction, the Transferor would have the right to revoke the Agreement through a written notice to the Transferee. However, the Transferor’s non-exercise of the right does not represent a waiver of any other rights arising from the Transferee’s breach of its representations, warranties and undertakings or the Transferee’s breach of obligations hereunder;

(5)	where an internal competent organ of any Party withdraws, modifies or changes its approval or recommendation of the Agreement or the Equity Transfer in a manner unacceptable to the other Party, the other Party will have the right to revoke the Agreement after giving a written release notice.

16.3	The amendment or revocation of the Agreement shall be made in writing.

16.4	Following the revocation of the Agreement by the Transferor or Transferee in accordance with clause 16 hereof, the revocation of contract shall come into effect under the relevant laws such as the contract law of the PRC, except that the obligations of both Parties stipulated in clause16.3, clause 18, clause 19, clause 20 and clause 21 hereof shall continue to be effective. Save as otherwise consented by both Parties in writing, the release of the Agreement will not affect the rights and obligations which have been occurred for both Parties prior to the release.

Clause 17 Termination of the Agreement

17.1	The Transferor and Transferee may terminate the Agreement by joint written consent. Where the Agreement is released in accordance with clause 16, the Agreement will be early terminated.

17.2	If any Government Organization makes any orders or judgments or takes any other actions (both Parties shall make reasonable efforts to remove such orders, judgments or actions) to restrict, prevent or otherwise prohibit the Equity Transfer permanently, and such orders, judgments or other actions are conclusive and are not subject to complaint, either the Transferor or the Transferee may terminate the Agreement.

Clause 18 Notices

18.1	Any notice given hereunder shall be in writing and sent by express delivery or facsimile, email or telegraph. Any such notice shall be sent to the other Party at its recipient address, and shall contain sufficient descriptions and/or details indicating that it shall be treated as the subject matters of the Agreement.

18.2	Any notice given by facsimile, email or telegraph shall be deemed to have been served on the date when such notice is given, unless the other Party furnishes proof to the contrary evidencing that it has not received such notice as a matter of fact.

18.3	Any notice given by express delivery shall be deemed to have been served 3 Working Days after the date when such notice is given, unless the other Party furnishes proof to the contrary evidencing that it has not received such notice as a matter of fact.

(1) To the Transferor: Yankuang Group Corporation Limited

Address: 298 South Fushan Road, Zoucheng City, Shandong Province

Postal code: 273500

Attention: Financial Management Department of Yankuang Group Corporation Limited

Fax: 0537-5380279

(2) To the Transferee: Yanzhou Coal Mining Company Limited

Address: 298 South Fushan Road, Zoucheng City, Shandong Province

Postal code: 273500

Attention: Board Secretary Office of Yanzhou Coal Mining Company Limited

Fax: 0537-5383311

Clause 19 Confidentiality

19.1	Both Parties shall keep confidential the clauses of the Agreement and the non-public information on the other Party obtained through the transactions under the Agreement, and any Party must seek a written consent from the other Party if it needs to disclose the confidential information to a third party. However, the confidential information shall not include: (a) any information which is already in public domain at the time of disclosure; (b) the information which has become accessible by the general public after the disclosure not due to a Party’s breach of confidentiality obligation; and (c) the information obtained by any Party through non-confidential channels without using the abovementioned confidential information.

19.2	Notwithstanding the aforementioned provisions, the confidentiality obligations above will not apply to the following situations which may be disclosed:

(1)	disclosures as required by any applicable laws, regulations, orders or judgements;

(2)	disclosure as mandated or required by any competent governments, regulators or any relevant managing, administrative or supervisory authorities or stock exchanges;

(3)	where a Party makes disclosures to the related parties, managers, investors, or the directors, employees, managers, agents or professional advisors of itself or its related parties, managers or investors, for the purpose of fulfillment or performance of the Agreement; or

(4)	other situations informed by the prior notices of both Parties.

19.3	The abovementioned confidentiality clauses shall still be effective when the Agreement is terminated due to full performance or other reasons.

Clause 20 Liability for Default

20.1	After the Agreement takes effect, if any Party fails to fulfill any of its obligations hereunder in accordance with the terms hereof, or any of its representations, warranties or undertakings is false, such Party shall be deemed to be in default. The defaulting party shall indemnify the non-defaulting party against all losses suffered by the non-defaulting party as a result of the above default.

20.2	Under the premise that there is a possibility that a Party may release the Agreement in accordance with clause 16.1 hereof, save as otherwise specified in the Agreement, in the event that a Party incurred any reasonable expenses, fees, liabilities or losses due to the other Party’s default, the defaulting party shall make compensation for such expenses, fees, liabilities or losses and hold the non-defaulting Party harmless. In terms of the losses incurred due to the own fault, negligence or omission of the non-defaulting Party, and the losses or its expansions due to the lack of measures, the defaulting party will not assume liabilities.

Clause 21 Applicability of Laws and Settlement of Disputes

21.1	The PRC Laws shall apply to the execution, performance and interpretation of the Agreement and all the matters related hereto.

21.2	Any dispute arising out of the performance or interpretation of the Agreement or relating to the Agreement shall first be settled by all Parties through negotiation. Within 30 days after a written notice confirming the occurrence of dispute has been issued by a Party to the other Party, where all Parties fail to settle the dispute through negotiation, any Party shall be entitled to bring a lawsuit before the competent People’s Court.

Clause 22 Change of Laws

22.1	Where the Change of Laws causes a failure in full or partial performance of the obligations under the Agreement by any Party, the other Party shall take a negotiation on the impact of the Change of Laws. Under the premise of the consensus of all Parties to the Agreement, the Party affected by the Change of Laws may, within the period and scope which its performance of obligations is affected by the Changes of Laws, suspend the execution, change the execution or get exempted from the execution of the relevant obligations which could not be executed due to the impact of the Change of Laws, and shall exercise other content decided through the consensus of all Parties to the Agreement.

22.2	Both Parties undertake that upon the Changes of Laws, both Parties shall use best endeavors to mutually negotiate, in order to conclude a fair solution which is closest to the Agreement, and shall make all commercially reasonable efforts to minimize the impact of the Changes of Laws.

Clause 23 Miscellaneous

23.1	The Agreement is made in octuplicate, and each shall have the same legal effect.

23.2	Each Party shall hold two copies of the Agreement, and the remaining four copies shall be used to complete such procedures as the relevant governmental approval, business registration and filing.

23.3	If any provision of the Agreement or its attachments is found to be invalid or unenforceable by a competent authority, the remaining provisions of the Agreement shall not be affected and shall continue to be executed comprehensively and effectively.

23.4	No failure to exercise, partial exercise or delay in exercising any right under the Agreement by any Party hereto shall operate a waiver of such right or any other rights under the Agreement, except that a Party expressly waives its rights in writing.

23.5	Without the written consent of the other Party, any Party may not transfer the rights enjoyed and obligations assumed by it under the Agreement.

23.6	With respect to the matters not covered by the Agreement, where they are provided in the laws and regulations, they shall be carried out accordingly; if not, both Parties may enter into a supplementary agreement which shall have the same legal effect with the Agreement. If there is any conflict between the supplementary agreement and the Agreement, the supplementary agreement shall prevail.

(The remainder of this page is intentionally left blank)

(This page is for the signature and stamping of the Equity Transfer Agreement of 100% of the Equity Interest of Yankuang Donghua Heavy Industry Co., Ltd between Yankuang Group Corporation Limited and Yanzhou Coal Mining Company Limited)

Transferor: Yankuang Group Corporation Limited (seal)

Legal representative or authorized representative (signature):

Transferee: Yanzhou Coal Mining Company Limited (seal)

Legal representative or authorized representative (signature):

Attachment I: Patents intended to be transferred to Jintong Company

No.	Patent name	Type	Patent number	Patentee

1	Hard mandrel depoling method for rubber hose and mandrel depoling machine (橡胶软管硬芯脱芯方法及其脱芯机)	Invention	201210257199.7	Jintong Company; Yankuang Group

2	Welding method for polypropylene soft mandrel and the welding equipment and special shaping tool (聚丙烯软芯焊接方法及其焊接设备、专用整型工具)	Invention	201010103026.0	Jintong Company; Yankuang Group

3	Shaping equipment for skeleton-reinforced polypropylene soft mandrel for rubber hose (胶管用骨架增强聚丙烯软芯整型设备)	Utility model	201020104483.7	Jintong Company; Yankuang Group

4	An anti-releasing hose joint for rubber hose (一种橡胶软管用防拔脱管接头)	Utility model	201220359891.6	Jintong Company; Yankuang Group

5	Reinforced polypropylene core rod for rubber hose (胶管用增强聚丙烯芯棒)	Utility model	201020104489.4	Jintong Company; Yankuang Group

Attachment II: Patents intended to be transferred to Donghua Heavy Industry

No.	Patent name	Type	Patent number	Patentee

1	New filling hydraulic support for thin seam (新型薄煤层充填液压支架)	Utility model	201420720082.2	Yankuang Group

2	Adjustable water and electricity locking device for boring machine (可调式掘进机水电闭锁装置)	Utility model	201420699709.0	Yankuang Group

3	Self-advancing platform road train for mining material transportation (矿用物料运输自移平板列车)	Utility model	201420659147.7	Yankuang Group

4	Adjustable bridge conveyor (可调式桥式转载机)	Utility model	201420659124.6	Yankuang Group

5	Special transportation equipment of scraper conveyor (刮板输送机专用运输设备)	Utility model	201420658903.4	Yankuang Group

6	A hand-directional valve with switchable reversing and locating modes (一种可切换换向定位方式的手动换向阀)	Utility model	201420772585.4	Yankuang Group

Attachment III: Patents intended to be transferred to Dalu Machinery

No.	Patent name	Type	Patent number	Patentee
1	An anti-drop cable hook for transfer conveyor (一种用于转载机上的防脱电缆钩)	Invention	201110009289.X	Dalu Machinery; Yankuang Group

2	A chain wheel quenching device (一种链轮淬火装置)	Utility model	201420760323.6	Dalu Machinery; Yankuang Group

3	A middle groove device of scraper conveyor (一种刮板输送机中部槽装置)	Utility model	201420760982.X	Dalu Machinery; Yankuang Group